UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 6)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Orchid Cellmark Inc.

(Name of Subject Company (Issuer))

OCM Acquisition Corp.

Laboratory Corporation of America Holdings

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68573C107

(CUSIP Number of Class of Securities)

F. Samuel Eberts III

Senior Vice President and Chief Legal Officer

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver

John H. Booher

Hogan Lovells US LLP

100 International Drive, Suite 2000

Baltimore, Maryland 21202

(410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$91,588,968.80	$10,633.48

*	Estimated solely for purposes of calculating the filing fee. This amount assumes the purchase of up to 32,710,346 shares of common stock, par value $0.001 per share, of Orchid Cellmark Inc. at a purchase price of $2.80 per share. The number of shares represents the fully diluted number of shares of common stock outstanding consisting of (i) 29,992,186 shares of common stock outstanding on April 4, 2011, and (ii) 2,718,160 shares of common stock issuable under stock options outstanding on April 5, 2011.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,633.48
Form or Registration No.:	Schedule TO
Filing Party:	OCM Acquisition Corp. and Laboratory Corporation of America Holdings
Date Filed:	April 19, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended and supplemented by Amendment No. 1 filed on April 20, 2011, Amendment No. 2 filed on May 2, 2011, Amendment No. 3 filed on May 5, 2011, Amendment No. 4 filed on May 18, 2011 and Amendment No. 5 filed on June 2, 2011) filed with the Securities and Exchange Commission on April 19, 2011 (the “Schedule TO”) in connection with the offer by OCM Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Orchid Cellmark Inc., a Delaware corporation (“Orchid Cellmark”) (the “Shares”), at a price of $2.80 per Share in cash, without interest and subject to applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 19, 2011 (the “Offer to Purchase”), a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(A) thereto, and the related Letter of Transmittal and instructions thereto, a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(B) thereto, as they may be amended or supplemented from time to time. This Amendment No. 6 is being filed on behalf of Purchaser and LabCorp.

The information set forth in the Schedule TO and in the Offer to Purchase remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule TO.

Items 1, 4, 5, 6, 8 and 11. Summary Term Sheet; Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Interest in Securities of the Subject Company; Additional Information

Items 1, 4, 5, 6, 8 and 11 of the Schedule TO and the pertinent sections of the Offer to Purchase referred to in such Items are hereby amended and supplemented by adding the following text thereto:

“On June 15, 2011, LabCorp, Purchaser and Orchid Cellmark entered into Amendment No. 1 to the Merger Agreement (“Amendment No. 1”) to amend the Merger Agreement to provide for extensions of the Offer for one or more successive periods of not more than 30 calendar days each under Section 1.1(e)(i) and Section 1.1(e)(ii) of the Merger Agreement in the event that certain of the conditions of the Offer have not have been satisfied or waived on or prior to any Expiration Date (as defined in the Merger Agreement). Prior to the execution of Amendment No. 1, the Merger Agreement provided for extensions of the Offer of no more than 10 business days. The purpose of Amendment No. 1 is to eliminate the need for repeated short-term extensions of the Offer while the parties respond to the FTC’s request for additional information. Amendment No. 1 is set forth as Exhibit (d)(4) hereto and is incorporated by reference herein.

On June 16, 2011, LabCorp announced that Purchaser extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, as amended, until 5:00 p.m., New York City time, on July 15, 2011. As previously announced, the Offer was previously extended by Purchaser to June 15, 2011. The Offer may be further extended as described in the Offer to Purchase. The Depositary has advised LabCorp that, as of 6:00 p.m. New York City time, on June 15, 2011, an aggregate of 26,460,545 Shares, or approximately 88.2% of the outstanding Shares, had been validly tendered into, and not withdrawn from, the Offer, including 98,590 Shares tendered through notices of guaranteed delivery.

On June 16, 2011, LabCorp issued a press release announcing the execution of Amendment No. 1 and the extension of the Offer. The full text of the press release issued by LabCorp is set forth as Exhibit (a)(5)(L) hereto and is incorporated by reference herein.”

Item 11 of the Schedule TO is further amended and supplemented by adding the following at the end of the fourteenth paragraph of Section 15—“Certain Legal Matters—Legal Proceedings” of the Offer to Purchase:

“LabCorp and Orchid Cellmark have opposed the request for a preliminary injunction, and the defendants have filed motions to dismiss the action for failure to state a claim.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby supplemented by adding the following exhibits:

“(a)(5)(L) Press release issued by LabCorp on June 16, 2011.

(d)(4) Amendment No. 1, dated as of June 15, 2011, to Agreement and Plan of Merger, dated as of April 5, 2011, by and among LabCorp, Purchaser and Orchid Cellmark.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/S/ F. SAMUEL EBERTS III
Name:	F. Samuel Eberts III
Title:	Senior Vice President and Chief Legal Officer

Dated: June 16, 2011

OCM ACQUISITION CORP.

By:	/S/ F. SAMUEL EBERTS III
Name:	F. Samuel Eberts III
Title:	President and Secretary

Dated: June 16, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit

(a)(5)(L)	Press release issued by LabCorp on June 16, 2011.

(d)(4)	Amendment No. 1, dated as of June 15, 2011, to Agreement and Plan of Merger, dated as of April 5, 2011, by and among LabCorp, Purchaser and Orchid Cellmark.